Exhibit (a)(5)(C)

Dutch Auction

As we announced on Monday, the company has today commenced a “modified Dutch auction” self-tender offer to accelerate the repurchase of a large number of its shares. While we have repurchased shares in the open market on a fairly regular basis, $29.8 million in 2012, the number we now propose to repurchase is large by our historical standards. In addition, the vehicle we are choosing for repurchase may not be familiar to everyone, so I wanted to give you some background on the decision.

First, why the large repurchase of our stock? We believe the stock repurchase is an efficient way to return capital to our stockholders who wish to receive cash for all or some of their shares. We believe that even if we complete the repurchase of $130 million of our common shares through the tender offer, we will still have sufficient cash to operate our current business as well as make strategic investments. We are committed to returning the excess cash to our stockholders.

Second, why a “modified Dutch auction”? Over the past several months, the board approved an increase in our share repurchase authority and determined to accelerate the return of excess cash to our stockholders. We worked with our banker, UBS, and determined that a modified Dutch auction would be an efficient vehicle for accomplishing the goal of returning excess cash to stockholders on an accelerated basis. The process of a modified Dutch auction is described in today’s press release (link), and the mechanics of tendering shares are described in the Offer to Purchase (link). If we make any material changes to the tender offer, we will file an amendment to the Offer to Purchase.

I expect you will have a few questions. We have put together the FAQs below, which we think will answer most of your questions. The Offer to Purchase also contains FAQs. If you still have questions, please send me an email with your questions, and I will do my best to answer in a timely fashion.

FAQs

Participation:

1.	Can I participate? Any individual who holds shares that are not subject to a holding period or other restriction can participate in the tender offer.

a.	If you hold vested stock options, you would have to exercise the options and acquire the underlying shares in order to participate in the tender offer. Your E*TRADE account provides information on how to exercise options; this will involve paying the exercise price and applicable withholding taxes for the shares. The Offer to Purchase explains that this should be done at least five business days prior to May 1, 2013, the current expiration date of the offer, so that you have enough time to participate in the tender offer. PLEASE READ THE OFFER TO PURCHASE CAREFULLY FOR INSTRUCTIONS ON HOW TO TENDER SHARES AND WHAT HAPPENS AFTER YOU TENDER YOUR SHARES.

b.	Restricted stock units (RSUs) are not eligible to be tendered; however, if you hold shares that were issued to you upon settlement of vested RSUs, those shares may be tendered.

c.	Shares purchased through the ESPP prior to August 31, 2012, are eligible to be tendered. Shares purchased August 31, 2012, and thereafter are still subject to a one-year holding period and therefore may not be tendered.

2.	If my shares are eligible, how do I participate? You will need to review the Offer to Purchase and related documents. If you are currently a stockholder of the company, you will also be receiving the Offer to Purchase and related documents by mail.

3.	Should I participate? Neither the company nor the board is making any recommendation as to whether any stockholder should participate in the offer. We suggest that you consult with your financial and tax advisors.

4.	Am I guaranteed to be able to sell my shares through the offer? No. You should read the Offer to Purchase, which explains the auction process, including how to specify the price at which you can offer to sell your shares and various proration mechanics.

5.	Can I sell my shares on the open market during this process? Yes, subject to our normal insider trading policy (including quiet periods with respect to “covered persons” trading Forrester stock) (link) and assuming you are not in possession of material nonpublic information about the offer.

6.	What should I tell my clients about this program? There is no reason to bring this up with clients. If they ask about it, point them to the press release.